D.R. Gunning Consulting
20356 42A Avenue, Langley B.C. V3A 3B4
Phone: 604-533-5678, Fax: 604-533-5648, email: d_gunning@telus.net

February 22, 2005

TO: British Columbia, Alberta, and Ontario Securities Commissions, Authority des Marches Financiers, The Toronto Stock Exchange and the TSX Venture Exchange

Re: CONSENT of AUTHOR of NI 43-101 Report

I, David R. Gunning, do hereby consent to the filing of the written disclosure of the technical report titled “Technical Report on the Taurus Project” and dated February 7, 2005 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Joint Information Circular of American Bonanza Gold Mining Corp. (TSX Venture:BZA) ("Bonanza") and International Taurus Resources Inc. (TSX Venture:ITS) ("Taurus") dated February 23, 2005 (the “Joint Information Circular”) to approve the plan of arrangement among Bonanza, Taurus and a subsidiary of Fairstar Explorations Inc. (TSX:FFR) ("Fairstar") called 0710882 BC Ltd. ("Fairstarsub") to create a new company to be called American Bonanza Gold Corp. (previously called 0710887 BC Ltd.) ("New Bonanza"), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report in the filing dated February 23, 2005 or that the written disclosure in the Joint Information Circular of Bonanza and Taurus contains any misrepresentation of the information contained in the Technical Report.

Dated this 22nd day of February, 2005.

“/s/David R. Gunning”
________________________
David R. Gunning P. Eng. B.C.